UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2012

Commission File Number: 001-14475

TELEFÔNICA BRASIL S.A.

(Exact name of registrant as specified in its charter)

TELEFONICA BRAZIL S.A.

(Translation of registrant’s name into English)

Rua Martiniano de Carvalho, 851 – 21o andar
São Paulo, S.P.
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

TELEFÔNICA BRASIL S.A.

TABLE OF CONTENTS

Item

1.	Press Release entitled “Telefônica Brasil S.A. – Minutes of the 97th Meeting of the Statutory Audit Committee - Statutory Audit Committee's Opinion - 2011 Financial
Statements.” dated on February 15, 2012.

TELEFÔNICA BRASIL S.A.

Publicly-held Company

CNPJ 02.558.157/0001-62 - NIRE 35.3.0015881-4

MINUTES OF THE 97th MEETING OF THE STATUTORY AUDIT COMMITTEE OF TELEFÔNICA BRASIL S.A., HELD ON FEBRUARY 15, 2012.

On February 15, 2012, at 12h30 p.m., on Av. Roque Petroni Junior, 1464, 6º andar, Morumbi, São Paulo – SP, a meeting was held by the undersigned members of the Statutory Audit Committee of Telefônica Brasil S.A. Also present to the meeting were the Finance and Investor Relations Officer, Mr. Gilmar Roberto Pereira Camurra; the Controller Officer, Mrs. Cristiane Barretto Sales; the Accounting Officer, Mrs. Diana Policarpo Damião Choucair Ramos; the Company’s Accountant, Mr. Milton Shigueo Takarada; the Mergers and Acquisitions Officer, Mr. Norair Ferreira do Carmo; the Corporate Matters Officer, Mrs. Michelle Morkoski Landy, as Secretary of the Meeting, and the representatives of Ernst & Young Terco Auditores Independentes, Messrs. Alexandre Hoeppers and Ezequiel Rodrigues and, by audioconference, from Madrid, Spain, Mr. Luis Monti.

The following matters were discussed at the meeting:

1. Review of the Financial Statements, accompanied with the Independent Auditors’ Opinion and the Management’s Annual Report, for fiscal year ended 12.31.2011.

The members of the Statutory Audit Committee attended the Meeting of the Board of Directors of the Company held on this date, in which the Management’s Annual Report and the financial information for the fiscal year ended December 31, 2011, evidenced by the Financial Statements and Explanatory Notes prepared in accordance with Law no. 6404/76, were reviewed. At this time, the representatives of the independent auditor Ernst & Young Terco Auditores Independentes S.S. present to the meeting declared not have any restriction whatsoever in relation to the documents and information presented. Upon reviewing the above mentioned information and documents, the Members of the Statutory Audit Committee issued their opinion to the effect that they consider such documents and information to be fair and correct, and decided to issue the following opinion: “STATUTORY AUDIT COMMITTEE’S OPINION - The members of the Statutory Audit Committee of Telefônica Brasil S.A., in the exercise of their assignments and legal responsibilities, as set forth in article 163 of the Corporations Act, have examined and reviewed the financial statements, accompanied with the independent auditors’ opinion and the Management’s annual report for fiscal year ended December 31, 2011 (“2011 Annual Financial Statements”) and, considering the information provided by the Company’s Management and by Ernst & Young Terco Auditores Independentes S.S., as well as the proposal for allocation of the profit for Fiscal Year 2011, it is their unanimous opinion that they fairly reflect, in all material aspects, the equity and financial situation of the Company and its controlled companies, and recommend the approval of the documents by General Shareholders’ Meeting, under the terms of the Corporations Act.”

TELEFÔNICA BRASIL S.A.

Publicly-held Company

CNPJ 02.558.157/0001-62 - NIRE 35.3.0015881-4

2. Allocation of the profit for the fiscal year ended 12.31.2011.

The members of the Statutory Audit Committee attended the Meeting of the Board of Directors of the Company held on this date, at which the proposal for profit allocation for the fiscal year ended December 31, 2011 was reviewed. At this time, the representatives of the independent auditor Ernst & Young Terco Auditores Independentes S.S. present to the meeting declared not have any restrictions whatsoever as to the document and information presented. Upon reviewing the proposal for profit allocation mentioned above, the Members of the Statutory Audit Committee issued their opinion according to which they considered such document and information to be fair and correct, and decided to issue the Statutory Audit Committee’s Opinion as transcribed in item 1 of these minutes.

Since there was no other business to be transacted, the meeting was closed and these minutes were drawn-up. São Paulo, February 15, 2012. (signatures) Statutory Audit Committee Members: Flávio Stamm, Stael Prata Silva Filho and Cremênio Medola Netto. Secretary of the meeting: Michelle Morkoski Landy.

I hereby certify that this is a faithful copy of the minutes of the 97th meeting of the Statutory Audit Committee of Telefônica Brasil S.A., held on February 15, 2012, which was drawn-up in the proper book.

Michelle Morkoski Landy
Secretary of the Meeting
OAB/SP n° 178.637

SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFÔNICA BRASIL S.A.

Date:	February 23, 2012	By:	/s/ Carlos Raimar Schoeninger
			Name:	Carlos Raimar Schoeninger
			Title:	Investor Relations Director